SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1

Integrated Silicon Solution, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45812P107

(CUSIP Number)

Bryant R. Riley

11100 Santa Monica Blvd.

Suite 800

Los Angeles, CA

310-966-1445

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box.:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45812P107	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,532,509[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 407,552[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,532,509[3]
PERSON WITH	10	SHARED DISPOSITIVE POWER 407,552[4]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,532,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [1,4] [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.75%[2]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 2,532,509 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 407,552 shares of Common Stock owned of record by investment advisory clients of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares pursuant to Rule 13d-4.

3

The amount in row (11) excludes shares of common stock (“Common Stock”) of Integrated Silicon Solution, Inc. (“Integrated” or the “Issuer”) beneficially owned by persons nominated to the Issuer Board of Directors, excluding Bryant Riley, by the Reporting Persons.  Such nominees beneficially hold an aggregate of 4,600 shares of Common Stock, or less than 0.01 % of the outstanding Common Stock.  (See footnote 2.)  The Reporting Persons expressly disclaim beneficial ownership of shares of Common Stock held by the other nominees to the Board of Directors pursuant to Rule 13d-4.

4

Based on 37,491,556 shares of Common Stock outstanding at April 28, 2006, as reported in Integrated’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the Securities and Exchange Commission on May 9, 2006.

CUSIP No. 45812P107	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON SACC Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,532,509
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,532,509
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,532,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*[1] [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.75%[2]
14	TYPE OF REPORTING PERSON* PN

———————

1

The amount in row (11) excludes shares of common stock (“Common Stock”) of Integrated Silicon Solution, Inc. (“Integrated” or the “Issuer”) beneficially owned by persons nominated to the Issuer Board of Directors, excluding Bryant Riley, by the Reporting Persons.  Such nominees beneficially hold an aggregate of 4,600 shares of Common Stock, or less than 0.01 % of the outstanding Common Stock.  (See footnote 2.)  The Reporting Persons expressly disclaim beneficial ownership of shares of Common Stock held by the other nominees to the Board of Directors pursuant to Rule 13d-4.

2

Based on 37,491,556 shares of Common Stock outstanding at April 28, 2006, as reported in Integrated’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the Securities and Exchange Commission on May 9, 2006.

CUSIP No. 45812P107	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 201,115
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 201,115
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*[1] [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54%[2]
14	TYPE OF REPORTING PERSON* BD

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 2,532,509 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 407,552 shares of Common Stock owned of record by investment advisory clients of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares pursuant to Rule 13d-4.

CUSIP No. 45812P107	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 125,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 125,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*[1] [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.33%[2]
14	TYPE OF REPORTING PERSON* EP

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 2,532,509 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 407,552 shares of Common Stock owned of record by investment advisory clients of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares pursuant to Rule 13d-4.

CUSIP No. 45812P107	13D	Page 6

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 2,858,624[4]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,072,553[5]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,858,624[4]
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,072,553[5]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,523,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [1,3] [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.07%[2]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 2,532,509 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 407,552 shares of Common Stock owned of record by investment advisory clients of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares pursuant to Rule 13d-4.

3

Based on 37,491,556 shares of Common Stock outstanding at April 28, 2006, as reported in Integrated’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the Securities and Exchange Commission on May 9, 2006.

4

Includes 2,532,509 shares of Common Stock owned by SACC Partners LP.  Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,532,509 shares owned of record by SACC Partners LP.  Also, includes 201,115 shares of Common Stock owned by B. Riley & Co., Inc.  Because Mr. Riley, in his role as Chairman and sole equity owner of B. Riley & Co., Inc. controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 201,115 shares owned of record by B. Riley & Co., Inc.  Also, includes 125,000 shares of Common Stock owned by B. Riley & Co. Retirement Trust.  Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 125,000 shares owned of record by B. Riley & Co. Retirement Trust.

5

Riley Investment Management LLC has shared voting and dispositive power over 407,552 shares of Common Stock owned by investment advisory clients of Riley Investment Management LLC.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial interest in these shares.  Mr. Riley also holds 1,665,001 shares of Common Stock in a joint account with his spouse and has shared voting and investment power over the shares in the joint account.  Mr. Riley may be deemed to have beneficial ownership of the 1,665,001 shares owned of record in the joint account.

CUSIP No. 45812P107	13D	Page 7

Item 4.

Purpose of the Transaction

Item 4 of Schedule 13D, as amended, is amended to add the following:

On September 12, 2006, the Reporting Persons entered into an agreement, effective as of September 7, 2006, with the Issuer (the “Standstill Agreement”).  The Standstill Agreement was entered into pursuant to the letter agreement, dated August 28, 2006 previously disclosed.

Pursuant to the Standstill Agreement, until the time that proxies for the 2008 annual meeting are first solicited, the Reporting Persons agreed, among other things not to :  (1) acquire, offer to acquire or agree to acquire (or encourage or suggest any third party to do so) any material amount of assets of the Issuer or subsidiary or division or successor or controlling person of the foregoing; (2) encourage or suggest to any third party (including affiliates) that they should acquire, offer to acquire or agree to acquire an aggregate of 15% or more of any voting securities of the Issuer or rights to acquire voting securities of the Issuer or any of its subsidiaries; (3) make or participate (or encourage a third party to do so) in any solicitation of proxies to vote or seek to advise or influence any person or entity with respect to the voting of any of the Issuer’s voting securities with respect to enumerated items, including extraordinary transactions, material changes in board or management composition, opposition of persons nominated by the Issuer’s nominating committee or material changes in the Company’s capital structure or business; or (4) in connection with the foregoing, to form, join or participate in a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934 or take action that could reasonably be expected to require the Issuer to make a public announcement regarding the possibility of specified events.

The Reporting Persons may terminate the Standstill Agreement if the Issuer fails to fulfill any of its commitments in the August 28 letter agreement, subject to a reasonable opportunity to cure such failures, if curable.

 A copy of the Standstill Agreement is attached as Exhibit A and this description is qualified in its entirety by the Standstill Agreement.

Item 5.

Interest in Securities of the Issuer

(c)

There have been no transactions in the securities of the Issuer’s Common since the most recent filing on August 30, 2006.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 of Schedule 13D is amended to add the following:

On September 12, 2006, the Reporting Persons and the Issuer entered into the Standstill Agreement.  See Item 4 for a description of the Standstill Agreement.  A copy of the  Standstill Agreement is attached as Exhibit A and this description is qualified in its entirety by the Standstill Agreement.

Item 7.

Material to be filed as Exhibits

Exhibit  A

Agreement, dated September 7, 2006, by and between the Issuer and the Reporting Persons.

CUSIP No. 45812P107	13D	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2006

SACC Partners LP
By: Riley Investment Management LLC, its General
Partner

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Partner

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, President

B. Riley & Co., Inc.

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

By:	/s/ Bryant R. Riley
Bryant R. Riley

CUSIP No. 45812P107	13D	Page 9

EXHIBIT A

STANDSTILL AGREEMENT

This STANDSTILL AGREEMENT (this “Agreement”) is made as of September 7, 2006, by and among Integrated Silicon Solution, Inc., a Delaware corporation (“Company”), Riley Investment Management, LLC, a Delaware limited liability company, SACC Partners, LP, a Delaware limited partnership, Bryant R. Riley, B. Riley & Co. Retirement Trust, a California trust, and B. Riley & Co., Inc., a Delaware corporation (collectively, the “Holders”).

For and in consideration of the covenants and agreements set forth in that certain letter dated August 28, 2006 from the Company, and countersigned by each of the Holders (the “Letter Agreement”), the Holders agree, on each of their behalf, and on behalf of each of their “affiliates” (as that term is defined in Rule 12b-2 of the rules and regulations promulgated under the Exchange Act (as defined below)) (an “Affiliate”) to take or abstain from taking certain actions, as described in this Agreement.

1. Standstill. Each Holder agrees that for a period (“Restricted Period”) commencing with the date of this Agreement and ending on the date that proxies for the Company’s 2008 annual meeting of stockholders are first solicited, neither such Holder nor any Affiliate of such Holder shall, without the prior written consent of the Company:

(a) acquire, offer to acquire, or agree to acquire, or encourage or suggest to any third party that they acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any material amount of assets of the Company or any subsidiary or division thereof or of any such successor or controlling person;

(b) encourage or suggest to any third party that such party (including any of its Affiliates) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, an aggregate of 15% or more (including any such securities held prior to the contact by such Holder or Affiliate of a Holder) of any voting securities or direct or indirect rights to acquire any voting securities of the Company or any subsidiary thereof;

(c) make, or in any way participate, directly or indirectly, or encourage or suggest to any third party that they make, or in any way participate, in any “solicitation” of “proxies” to vote (as such terms are used in the rules of the Securities and Exchange Commission (“SEC”)), or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company with respect to (i) a transaction described in (a) or (b) above, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any subsidiary or division thereof, (iii) any material change in the present board of directors or management of the Company or any subsidiary or division thereof, including, but not limited to, any plans or proposals to change the number or the term of directors, to remove any director or to fill any existing vacancies on the board, except as provided in the Letter Agreement, or to change any material term of the employment contract of any executive officer, (iv) the opposition of any person nominated by the Company’s nominating committee, or (v) any material change in the Company’s capital structure or business;

(d) make any public announcement with respect to any matter described in subparagraphs (a) and (c) above;

(e) form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with any of the foregoing; or

(f) take any action (other than an action to terminate this Agreement as provided in Section 3 below) that could reasonably be expected to require the Company to make a public announcement regarding the possibility of any of the events described in clauses (a) through (c) above.

2. No Restrictions on Actions as a Director or Providing Research Reports.

(a) Nothing in this Agreement shall restrict, or be construed to limit, the statements which may be made, the votes which may be cast, or the actions which may be taken, by a Holder or any affiliate of a Holder in his or her capacity as a member of the Company’s Board of Directors or any committee thereof.

CUSIP No. 45812P107	13D	Page 10

(b) Nothing in this Agreement shall restrict, or be construed to limit, the statements which may be made, or the actions which may be taken, by a Holder or any affiliate of a Holder in his or her capacity as an investment manager with respect to investment advisory clients of Riley Investment Management LLC, provided that so long as Bryant Riley is a member of the Company’s Board of Directors any actions he takes in this regard shall be consistent with his duties as a member of the Company’s Board of Directors including maintaining the confidentiality of Company information, and with due consideration of the Company’s trading policy and trading windows.

(c) Nothing in this Agreement shall restrict, or be construed to limit, the statements which may be made in research reports (or addendums or communications related thereto) of B. Riley & Company, Inc. so long as Bryant Riley does not prepare or otherwise participate in the preparation of such research reports or communications.

3. Effectiveness of Agreement; Right to Terminate.

(a) This Agreement shall become effective immediately following the initial appointment or election of Bryant R. Riley and Melvin L. Keating to the Company’s Board of Directors, and the naming of Bryant R. Riley to the Nominating Committee of the Company’s Board of Directors.

(b) The Holders may terminate this Agreement by giving written notice to the Company in the event that the Company fails to fulfill one or more of its commitments to the Holders in the Letter Agreement, provided that the written notice shall specify the failure and the Company shall have a reasonable opportunity to cure such failure, if curable. In the event this Agreement is terminated pursuant to this Section 3(b), this Agreement shall be reinstated at such time as the Holders agree the Company has subsequently fulfilled its commitments.

4. Successors and Assigns; Waiver and Amendment. The provisions of this Agreement shall inure to the benefit of and be binding upon the Company, each of the Holders and their respective Affiliates, successors and assigns, including any successor to any Holder or the Company or substantially all of the Company’s assets or business, by merger, consolidation, purchase of assets, purchase of stock or otherwise. No failure or delay by any party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, and no single or partial exercise of any such right, power or privilege will preclude any other or future exercise thereof or the exercise of any other right, power or privilege under this Agreement. No provision of this Agreement can be waived or amended except by means of a written instrument that is validly executed on behalf of each of the parties and that refers specifically to the particular provision or provisions being waived or amended. Any such amendment or waiver by or on behalf of the Company, and any other action that may be taken by or on behalf of the Company pursuant to this Agreement, shall require the approval of a majority of the authorized members of the Company’s Board of Directors.

5. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, and shall be binding upon the parties hereto in the United States and worldwide.

6. Remedies. Each Holder agrees that its obligations hereunder are necessary and reasonable in order to protect the Company and its business, and expressly agrees that monetary damages may be inadequate to compensate the Company for any breach by any of the Holders of any their respective covenants and agreements set forth herein. Accordingly, each Holder agrees and acknowledges that any such violation or threatened violation may cause irreparable injury to the Company and that, in addition to any other remedies that may be available, in law, in equity or otherwise, the Company shall be entitled to seek injunctive relief against the threatened breach of this Agreement or the continuation of any such breach, without the necessity of proving actual damages.

7. Entire Agreement. This Agreement and the Letter Agreement constitute the entire agreement between the parties hereto and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

8. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

CUSIP No. 45812P107	13D	Page 11

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

INTEGRATED SILICON SOLUTION, INC.

By:	/s/ Jimmy S. M. Lee
Name:	Jimmy S. M. Lee
Title:	Chairman and Chief Executive Officer

RILEY INVESTMENT MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

SACC PARTNERS, LP

By:	Riley Investment Management, LLC, its General Partner

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

/s/ Bryant R. Riley
Bryant R. Riley

B. RILEY & CO. RETIREMENT TRUST

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

B. RILEY & CO., INC.

By:	/s/ Bryant R. Riley
Bryant R. Riley, President